Exhibit (a)(5)(A)

May 29, 2023

Special Committee of the Board of Directors

GreenLight Biosciences Holdings, PBC

29 Hartwell Avenue

Lexington, MA 02421

Members of the Special Committee:

You have requested our opinion as to the fairness, from a financial point of view, to holders of common stock, par value $0.0001 per share (“Company Common Stock”), of GreenLight Biosciences Holdings, PBC, a Delaware public benefit corporation (the “Company”) (other than Parent and Merger Sub and their Affiliates, holders of Rollover Shares, and holders of Dissenting Shares) of the Offer Price (as defined below) to be received by such holders pursuant to the terms and conditions set forth in an Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into among SW ParentCo, Inc., a Delaware corporation (“Parent”), SW MergerCo, Inc., a Delaware corporation (“Merger Sub”), and the Company. As more fully described in the Merger Agreement, (i) Parent will cause Merger Sub to commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of Company Common Stock (other than Company treasury stock and shares held by Parent and Merger Sub and their Affiliates, holders of Rollover Shares, and holders of Dissenting Shares), at a purchase price of $0.30 per share (the “Offer Price”), net to the seller in cash, without interest and subject to withholding of Taxes, and (ii) subsequent to the consummation of the Tender Offer, Merger Sub will be merged with and into the Company, with the Company as the surviving entity thereof (the “Merger” and, taken together with the Tender Offer as an integrated transaction the “Transaction”), and each outstanding share of Company Common stock not previously tendered in the Tender Offer (other than shares held by Parent and Merger Sub and their Affiliates, holders of Rollover Shares, and holders of Dissenting Shares), will be converted into the right to receive the Offer Price. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement. Capitalized terms in this letter that are not defined herein shall have the meaning set forth in the Merger Agreement.

For purposes of the opinion set forth herein, we have, among other things:

•	Reviewed a draft of the Merger Agreement, dated May 27, 2023 (the “Draft Merger Agreement”);

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

ROTH CAPITAL PARTNERS, LLC

888 SAN CLEMENTE DRIVE, NEWPORT BEACH, CA 92660 | 800.678.9147 | www.roth.com | Member SIPC/FINRA

Special Committee of the Board of Directors

GreenLight Biosciences Holdings, PBC

May 29, 2023

•	reviewed the business, operations, financial condition and prospects of the Company and the financial terms and the form of consideration offered in the Transaction;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

•	reviewed an estimate prepared by the management of the Company of the liquidation value of the Company;

•	reviewed certain financial projections concerning the Company prepared by the management of the Company (the “Financial Projections”);

•	reviewed the reported prices and trading activity for the Company Common Stock;

•

reviewed the financial terms, to the extent publicly available, of certain acquisition transactions we deemed comparable with the Transaction and compared such financial terms with those of the Transaction;

•

compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies we deemed comparable with the Company and its securities;

•	participated in certain discussions with representatives of the Special Committee of the Board of Directors of the Company (the “Special Committee”) and its legal advisors; and

•	performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and have further relied upon the assurances of the management of the Company that such information does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in any material respect. With respect to the Financial Projections, we have been advised by the management of the Company, and we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and we express no view as to the assumptions on which they are based or on the assumed probabilities associated with future events contemplated thereby. In addition, we have assumed that the final executed Merger Agreement will not differ in any material respect from the Draft Merger Agreement reviewed by us, and that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. We have also assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that would have an adverse effect on the Company or the contemplated benefits expected to be derived in the proposed Transaction. We are not legal, tax, accounting or regulatory advisors.

Special Committee of the Board of Directors

GreenLight Biosciences Holdings, PBC

May 29, 2023

We have relied upon, without independent verification, the assessment of the Company and its legal, tax, accounting and regulatory advisors with respect to legal, tax, accounting and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Offer Price to be received by the holders of Company Common Stock in the Transaction.

Our opinion does not address the fairness of any consideration to be received or paid by the holders of Rollover Shares or to the holders of any other class of securities, creditors or other constituencies of the Company. Our opinion does not address any other terms, aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction, any related tender and reinvestment arrangements or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transaction or otherwise. In connection with our engagement, we were not requested to, and we did not, undertake a third-party solicitation process on behalf of the Company. Our opinion does not address the underlying business decision of the Company to pursue the Transaction or the relative merits of the Transaction as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. We have not made any independent valuation or appraisal of the assets or liabilities (fixed, contingent or otherwise) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties, facilities or other assets of the Company. We have not evaluated the solvency of the Company under any law of any jurisdiction relating to bankruptcy, insolvency or similar matters. As you know, we are not legal experts, and for purposes of our analysis, we have not made any assessment of the status of any outstanding litigation involving the Company and have excluded the effects of any such litigation in our analysis. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

ROTH Capital Partners LLC (“ROTH”) has been engaged by the Company to provide the Special Committee with this opinion and we will receive a fee for our services which is not contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse our expenses and to indemnify us for certain liabilities arising out of our engagement. We will not receive any other compensation in connection with the Transaction.

Special Committee of the Board of Directors

GreenLight Biosciences Holdings, PBC

May 29, 2023

ROTH is a full-service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company and the other parties to the Transaction, and, accordingly, may at any time hold a long or a short position in such securities. During the two years prior to the date of this opinion, ROTH has not had any material relationship with the Company, Parent or other participants in the Transaction identified by you to ROTH and there is no mutual understanding between ROTH and any of such entities in which compensation was received or is intended to be received by ROTH as a result of the relationship between ROTH and any of such entities. ROTH and its affiliates may in the future provide investment banking and other financial services to Parent or one or more of such other Transaction participants and their respective affiliates for which we would expect to receive compensation.

This opinion has been approved by a committee of ROTH investment banking and other professionals in accordance with our customary practice. Our opinion expressed herein is provided for the information of the Special Committee (in its capacity as such) in its evaluation of the proposed Transaction. Our opinion is not intended to be and does not constitute a recommendation as to whether any securityholder should tender shares of Company Common Stock in the Tender Offer or how the Special Committee or the Board of Directors of the Company or any securityholder should act on any matters relating to the proposed Transaction or otherwise.

As of the date hereof and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the Offer Price to be received by the holders of Company Common Stock (other than Parent, Merger Sub, holders of Rollover Shares, holders of Dissenting Shares and their respective Affiliates) in the Transaction, pursuant to the Merger Agreement, is fair, from a financial point of view, to such holders (other than Parent, Merger Sub, holders of Rollover Shares, holders of Dissenting Shares and their respective Affiliates).

Sincerely,

/s/ ROTH Capital Partners, LLC
ROTH Capital Partners, LLC